As filed with the Securities and Exchange Commission on September 15, 2000
                                                      Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          INTERNET COMMERCE CORPORATION
             (Exact name of registrant as specified in its charter)

                Delaware                                      13-3645702
      (State or other jurisdiction of                      (I.R.S. Employer
       incorporation or organization)                   Identification Number)

                                805 Third Avenue
                            New York, New York 10022
                                 (212) 271-7640
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                             DR. GEOFFREY S. CARROLL
                      President and Chief Executive Officer
                          INTERNET COMMERCE CORPORATION
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 271-7640
                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                                    Copy to:

                             PETER S. KOLEVZON, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                          New York, New York 10022-3903
                                 (212) 715-9100
                              --------------------

      Approximate date of commencement of proposed sale to the public: at such time or times after the effective date of this Registration Statement as the selling stockholders may determine.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reimbursement plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
                                     Proposed         Proposed
 Title of each class     Amount       maximum          maximum       Amount of
   of securities         to be      offering price    aggregate     registration
  to be registered     registered    per share (1)  offering price(1)  fee (1)
--------------------------------------------------------------------------------

Class A Common
Stock, par value        238,579       $15.06        $3,593,596        $948.71
$.01 per share
--------------------------------------------------------------------------------

(1) The proposed maximum aggregate offering price has been estimated solely to calculate the registration fee under Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the highest and lowest prices per share of the class A common stock on The Nasdaq Small Cap Market reported on September 11, 2000.

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                 SUBJECT TO COMPLETION DATED SEPTEMBER 15, 2000


                                   PROSPECTUS
                          INTERNET COMMERCE CORPORATION

o This prospectus relates to the public offering from time to time by the persons listed on page 18 below, referred to in this prospectus as selling stockholders, of up to 238,579 shares of our class A common stock.

o Our class A common stock is traded on The Nasdaq SmallCap Market under the symbol ICCSA. On September 11, 2000, the last sale price for the class A common stock was $15.00.

o Any selling stockholder may sell the class A common stock on The Nasdaq SmallCap Market or in privately negotiated transactions, whenever he decides and at the price he sets. The price at which any of the shares of class A common stock are sold and the commissions paid, if any, may vary from transaction to transaction.

o We filed a registration statement on form S-3 (file no. 333-80043) which became effective on October 18, 1999 covering the resale of up to 5,476,280 shares of our class A common stock, of which 967,199 shares have not been sold as of the date of this prospectus.

o We filed a registration statement on form S-3 (file no. 333-93301) which became effective on March 1, 2000 covering the resale of up to 955,289 shares of our class A common stock, of which 438,865 shares have not been sold as of the date of this prospectus.

o We filed a registration statement on form S-3 (file no. 333-32674) which became effective on April 6, 2000 covering the resale of up to 434,184 shares of our class A common stock.

o This investment involves a high degree of risk. You should carefully consider the risk factors beginning on page 6 of this prospectus before you decide to invest.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is September __, 2000

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary.........................................................  3

Risk Factors...............................................................  6

      Risks Relating to ICC................................................  6
      Risks Relating to the Internet and Online Commerce Aspects of our
      Business ...........................................................  11
      Risks Relating to this Offering.....................................  12

Forward-Looking Statements................................................  14

Use of Proceeds............................................................ 14

Business....................................................................15

Selling Stockholders....................................................... 19

Plan of Distribution....................................................... 19

Description of Securities...................................................21

Legal Matters.............................................................. 28

Experts.................................................................... 28

Where You Can Find More Information........................................ 28

                               PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before purchasing shares of our class A common stock. You should read the entire prospectus carefully, including Risk Factors commencing on page 6, before making an investment decision.

                      Internet Commerce Corporation, or ICC

Business Description

      Our ICC.NET (formerly named CommerceSense) service uses the Internet and our proprietary technology to deliver our customers' documents and data files to members of their trading communities, many of which may have incompatible systems, by translating the documents and data files into any format required by the receiver. We believe that our ICC.NET service has significant advantages over traditional value added networks, or VANs, and email-based and other Internet-based systems, including lower cost, higher level of service, greater transmission speed and more features.

      We use ICC.NET to provide the following services:

      o Traditional VAN services -- our ICC.NET service provides the full suite of traditional VAN services, but uses the Internet to provide cost savings and increased capabilities for our customers;

      o EDI for web-based retailers -- our ICC.NET service provides an electronic document and data file delivery link between web-based retailers and their vendors that require that documents and data files be transmitted using electronic data interchange, or EDI, format;

      o EDI to fax service -- our ICC.NET service can translate electronic documents into fax format and send the documents by fax to our customers' trading partners that cannot receive electronically transmitted documents; and

      o Large-scale electronic document management and delivery -- our ICC.NET service can transmit large-scale non-EDI electronic documents and data files and provides real-time delivery, archiving, security, authentication and audit services.

Business Strategy

      We believe that our ICC.NET service provides a platform with many applications that will allow our customers to integrate a substantial portion of their document and data file delivery methods into a single, seamless process with significantly less administrative effort and cost. We intend to continue to market ICC.NET as a one-stop electronic document and data delivery service to the 2,500 largest companies in the United States and abroad that use EDI to communicate with their vendors. We believe that the cost and ease of use of our ICC.NET service will allow these companies to request or encourage their smaller trading partners to conduct electronic commerce using our ICC.NET service.

      The address of our principle executive office is 805 Third Avenue, New York, New York 10022. Our telephone number at that address is (212) 271-7640.

                               Recent Developments

Research Triangle Commerce, Inc. On June 14, 2000, ICC entered into an Agreement and Plan of Merger, referred to as the RTCI Merger Agreement, among ICC, ICC Acquisition Corporation, Inc., a newly-formed wholly-owned subsidiary of ICC, Research Triangle Commerce, Inc., or RTCI, Jeffrey LeRose and Blue Water Venture Fund II, L.L.C., or the Selling Shareholders, and, in connection with the RTCI Merger Agreement, loaned $5,000,000 to RTCI against receipt of a Promissory Note from RTCI. RTCI is an e-frastructure solutions company serving the B2B e-commerce market. RTCI helps its clients conduct business electronically through a continuum of services including eConsulting, data transformation mapping (EDI, EAI, XML) and internetworking.

      Under the RTCI Merger Agreement, ICC Acquisition Corporation, Inc. will merge with and into Research Triangle Commerce, Inc. (the RTCI Merger), with RTCI surviving the RTCI Merger as a wholly-owned subsidiary of ICC. ICC will pay aggregate consideration of $42,000,000 to the RTCI shareholders and option and warrant holders, consisting of (i) RTCI's cash on hand at the effective time of the RTCI Merger, up to a maximum of $4,000,000, referred to as the Cash at Closing, and (ii) shares of ICC Class A Common Stock, or the ICC Shares, equal to the number of shares obtained by dividing (x) $42,000,000 minus the Cash at Closing by (y) the average closing price of ICC's Class A Common Stock for the ten days ending three days prior to the effective time of the RTCI Merger (the Market Price). The Market Price is subject to a maximum of $21.111111 and a minimum of $12.666667, so that a maximum of 3,315,790 ICC Shares and a minimum of 1,800,000 ICC Shares are issuable in connection with the RTCI Merger. Options and warrants to purchase RTCI stock will be converted into the right to receive upon exercise of these options and warrants the amount of cash and shares of ICC common stock which the holders of these options and warrants would have received if such options and warrants had been exercised immediately prior to the effective time of the RTCI Merger.

      On August 15, 2000, the principle of and all accrued and unpaid interest on the $5,000,000 loan converted into shares of RTCI common stock at a pre-money valuation for RTCI of $42,000,000. ICC is not entitled to receive any consideration under the RTCI Merger Agreement with respect to these shares. If the RTCI Merger is not effective by November 30, 2000, RTCI shall cause one person nominated by ICC to be elected to RTCI's Board of Directors for so long as ICC holds any shares of RTCI common stock.

      In connection with the completion of the RTCI Merger, the Selling Stockholders will have the right to appoint two members to the ICC Board of Directors, one of whom will be Jeffrey LeRose, the president and chief executive officer of RTCI, and the other of whom will be an independent individual with recognized experience and reputation in the industry, which individual will be reasonable acceptable to ICC. If such second individual is not identified at the effective time of the RTCI Merger, the Selling Stockholders will nominate a current member of RTCI's Board of Directors to be a director of the ICC Board of Directors, which member shall be reasonably acceptable to the ICC Board of Directors.

      The RTCI Merger Agreement and the RTCI Merger are subject to shareholder approval of RTCI and other customary closing conditions. The Selling Stockholders have agreed to vote all of their shares for such approval. The issuance of the ICC Shares is subject to ICC stockholder approval, which will be solicited at a special meeting of the ICC stockholders.

      Pro forma financial statements for ICC and RTCI are contained in our current report on form 8-K filed with the Securities and Exchange Commission, or SEC, on August 11, 2000, which is incorporated by reference in this prospectus. Historical financial statements of RTCI at June 30, 2000 and June 30, 1999 and for the two years ended December 31, 1999 and December 31, 1998 are contained in our current report on form 8-K filed with the SEC on September 7, 2000, which is incorporated by reference in this prospectus.

Intercoastal Data Corporation. On August 2, 2000, ICC entered into an Agreement and Plan of Merger with Intercoastal Data Corporation, or IDC, and the IDC shareholders, pursuant to which IDC merged with and into ICC, referred to below as the IDC Merger, on August 3, 2000 and is being operated as a division of ICC. In connection with the IDC Merger, the IDC shareholders received a total of ______ shares of ICC class A common stock. ICC has agreed to register the resale of these shares and is doing so by filing this registration statement.

      IDC is engaged in the development, sale, marketing or other exploitation of business-to-business electronic data interchange standards-based applications for standard-based EDI exchange over value-added networks, private networks intranets, extranets or the Internet. For the twelve months ended January 31, 2000, IDC had total revenues of $1,528,412 and net income of $71,247. IDC also owned a portfolio of cash and marketable securities that had a value of approximately $1.3 million at the effective time of the IDC Merger. IDC was founded in 1972 and is headquartered in Carrollton, Georgia. Historical financial statements of IDC as of and for the three month periods ended April 30, 2000 and April 30, 1999 and as of and for the years ended January 31, 2000 and January 31, 1999 and pro forma financial statements for ICC and IDC are contained in our current report on form 8-K filed with SEC on August 11, 2000, which is incorporated by reference in this prospectus. Historical financial statements of IDC as of and for the three and six month periods ended July 31, 2000 and July 31, 1999 are contained in our current report on form 8-K filed with the SEC on September 11, 2000, which is incorporated by reference on this prospectus.

ThyssenKrupp Information Services Group. ICC has announced a five-year agreement with ThyssenKrupp Information Services Group, or ThyssenKrupp, which provides ThyssenKrupp with Principal Partner status in the form of European hosting rights for ICC services. The agreement includes an $8,000,000 minimum revenue guarantee to ICC over the first 24 months of the agreement.

      ThyssenKrupp will package and integrate ICC services into ThyssenKrupp's product and service offerings and will establish its own co-branding of the services. In addition, ICC and ThyssenKrupp intend to establish an ICC.NET data platform for operation by ThyssenKrupp in Europe which will be connected with ICC's network. ThyssenKrupp will initially focus its sales and marketing efforts on the major continental European markets and will provide international language support, initially German with French and other primary European languages to follow.

                                  The Offering

Class A common stock offered
by the selling stockholders.....................................238,579 shares

Class A common stock to be
outstanding after the offering............................6,656,557 shares (1)

Nasdaq SmallCap Market symbol............................................ICCSA

---------------------------
(1) This information is based on the number of shares of class A common stock outstanding on September 11, 2000. It includes all of the shares of class A common stock being offered by this prospectus by the selling stockholders. It excludes (a) 2,151,962 shares of class A common stock issuable upon exercise of warrants or upon conversion of series A convertible redeemable preferred stock, series C convertible redeemable preferred stock and class B common stock outstanding on that date and (b) 4,289,535 shares then issuable under outstanding options or reserved for issuance under our amended and restated stock option plan.

                                  RISK FACTORS

      You should carefully consider each of the following risk factors in addition to the other information contained in this prospectus before purchasing shares of our class A common stock. Investing in our class A common stock involves a high degree of risk. Any of the following risks could materially and adversely affect our business, operating results, financial condition and the market price of our class A common stock and could result in the complete loss of your investment.

Risks Relating to ICC

      We have a limited operating history and there is insufficient historical information to determine whether we will successfully implement any of our business strategies. We were founded as Infosafe Systems, Inc. in November 1991 and from 1991 to 1997 we conducted limited operations and developed products that we were unable to exploit commercially and consequently discontinued. In 1998, we shifted our business emphasis to focus exclusively on the development and marketing of our ICC.NET service and launched the current version of our ICC.NET service commercially in April 1999. As a result, we have only a limited operating history and there is little historical information on which to evaluate our business and prospects. We may not be successful in implementing any of our business strategies.

      We have never earned a profit and expect to incur significant losses. We have incurred significant losses since we were founded in 1991. We have never earned a profit in any fiscal quarter and, as of April 30, 2000, we had an accumulated deficit of approximately $34 million. We expect our cost of revenue and operating expenses to increase significantly, especially in the areas of marketing, customer installation and customer service. As a result, we expect to incur additional losses in the future.

      We may not achieve profitability. The profit potential of our business model is unproven. Our revenue is dependent on the number of customers who subscribe to our ICC.NET service and the volume of the data, documents or other information they send or retrieve utilizing this service. The success of our ICC.NET service and our other proposed services depends to a large extent on the future business-to-business electronic commerce using the Internet, which is uncertain. If we experience a shortfall in our estimated revenue, we may be unable to adjust spending in a timely manner and may not achieve profitability.

      We currently depend primarily on our ICC.NET service and may not be able to continue to expand into new business areas. We are currently focusing on our ICC.NET service. As a result, our financial condition will depend heavily on the success or failure of this service. It is difficult to predict demand and market acceptance for this service in the new and rapidly evolving business-to-business electronic commerce market. If our ICC.NET service is not successful, our revenue may not increase sufficiently for us to become profitable.

      We are expanding our operations by developing and marketing new and complementary services using our ICC.NET service as a platform to provide these additional services or systems. We cannot assure you that we will be able to continue to do so effectively.

      If we are unable to manage our growth, our financial results will suffer. Our ability to implement our business plan successfully in a new and rapidly-evolving market requires effective planning and growth management. If we cannot manage our anticipated growth effectively, our business and financial results will suffer. We plan to expand our existing operations substantially, particularly those relating to sales and marketing, customer installation and technical support. We expect that we will need to continue to manage and to expand multiple relationships with customers, Internet service providers and other third parties. We also expect that we will need to continue to improve our financial systems, procedures and controls and will need to expand, train and manage our workforce, particularly our information technology staff. We also intend to expand our services, which may require additional resources and employees.

      We may face capacity constraints which impede our revenue growth and business profitability. The satisfactory performance, reliability and availability of our network infrastructure, customer support and document delivery systems and our web site are critical to our reputation and our ability to attract customers and maintain adequate customer service levels. Any significant or prolonged capacity constraints could prevent customers from sending or gaining access to their documents or other data or accessing our customer support services for extended periods of time. This would decrease our ability to acquire and retain customers and prevent us from achieving the necessary growth in revenue to achieve profitability. If the amount of traffic increases substantially and we experience capacity constraints, we will need to expand further and upgrade our technology and network infrastructure. We may be unable to predict the rate or timing of increases in the use of our services to enable us to upgrade our operating systems in a timely manner.

      If we do not keep pace with rapid technological changes, customer demands and intense competition, we will not be successful. Our market is characterized by rapidly changing technology, customer demands and intense competition. If we cannot keep pace with these changes, our ICC.NET service could become uncompetitive and our business will suffer. The Internet's recent growth and the intense competition in our industry require us to continue to develop strategic business and Internet solutions that enhance and improve the customer service features, functions and responsiveness of our ICC.NET service and other proposed services and that keep pace with continuing changes in information technology and customer requirements. If we are not successful in developing and marketing enhancements to our ICC.NET service or other proposed services that respond to technological change or customer demands, our business will suffer.

      If we are unable to obtain necessary future capital, our business will suffer. As of April 30, 2000, we had cash and marketable securities in the amount of approximately $22 million. These resources may not be sufficient and if we are unable to obtain necessary additional financing, our business will suffer. We cannot assure you that any additional financing will be available on reasonable terms or at all. In addition, we may need to raise additional funds sooner if we attempt to expand more rapidly or if competitive pressures or technological changes are greater than anticipated. Even if we are able to obtain additional financing, we will subsequently need to raise additional funds if we do not become profitable or if achieving profitability takes longer than we anticipate.

      Raising additional funds in the future by issuing securities could adversely affect our stockholders and negatively impact our operating results. If we raise additional funds through the issuance of debt securities, the holders of the debt securities will have a claim to our assets that will have priority over any claim of our stockholders. The interest on these debt securities would increase our costs and negatively impact our operating results. If we raise additional funds through the issuance of class A common stock or securities convertible into or exchangeable for class A common stock, the percentage ownership of our then-existing stockholders will decrease and they may experience additional dilution. In addition, any convertible or exchangeable securities may have rights, preferences and privileges more favorable to the holders than those of the class A common stock.

      We may not be able to compete effectively in the business-to-business electronic commerce market, which could limit our market share and harm our financial performance. The business-to-business electronic commerce industry is evolving rapidly and is intensely competitive. If we are not able to compete effectively against our current and future competitors, we may lose customers, may need to lower our prices, may experience reductions in gross margins, increases in marketing costs or losses in market share, or may experience a combination of these problems and, as a result, our business will suffer.

      Many of our current and potential competitors have significant existing customer relationships and vastly larger financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to respond more quickly to changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers and employees, or be able to devote greater resources to the development, promotion and sale of their services than we can. As a result, we may not be successful in competing against our competitors.

      Our principal competitors include: Peregrine Systems, Inc., GE Global eXchange Services, a subsidiary of GE Information Services, Inc., International Business Machines Corporation Global Services, Sterling Commerce, Inc., a subsidiary of SBC Communications Inc., AT&T Corp. and WorldCom, Inc. Each of these competitors has an established VAN that has provided EDI for at least several years and has long-established relationships with the users of EDI, including many of our prospective customers.

      If we are successful in utilizing our ICC.NET platform to provide new services, we may enter into different markets and may face the same or additional competitors, most of which will have substantially greater financial and other resources than we do.

      If we cannot successfully expand our business outside of the United States, our revenues and operating results will be adversely affected. Our current and future customers are conducting their businesses internationally. As a result, an important component of our business strategy is to expand our international marketing and sales efforts. We have limited experience in expanding our business outside the United States and if we do not successfully expand our business in this way, we may lose current and future customers. In addition, our potential new service offerings may involve delivery of data and use of the Internet in other countries which may currently have or enact laws or regulations that restrict our ability to deliver data or use the Internet or that impose significant taxes for doing so. Loss of customers and restrictions on delivery of data and use of the Internet will adversely affect our revenues and operating results.

      Losing any of our key personnel could cause our revenues to decline. We are substantially dependent on the continued services and performance of our executive officers and other key employees. The loss of the services of any of our executive officers or other key employees could impede the operation and growth of our business and cause our revenues to decline. Although all of our executive officers and some key employees have entered into employment agreements, none of these agreements prevents any of them from leaving us.

      If we cannot hire and retain highly qualified employees, our business and financial results will suffer. We believe we will need to expand significantly our information technology, marketing and customer service staffs. Competition for employees in our industry is intense. If we are unable to attract, assimilate or retain highly qualified employees, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges and our business and financial results will suffer. Many of our competitors may be able to offer more lucrative compensation packages which include stock options and other stock-based compensation and higher-profile employment opportunities than we can.

      We depend on our intellectual property, which may be difficult and costly to protect. Other than our decryption/logging/branding patent, our intellectual property consists of proprietary or confidential information that is not currently subject to patent or similar protection. CommerceSense and ICC.NET have been registered as trademarks. The applications to register AUDINET, B2B4B2C and B to B for B to C have now been allowed as trademarks and await registration. We intend to apply for additional name and logo marks in the United States and in foreign jurisdictions. No assurance can be given that registrations will issue on the non-allowed applications or that interested third parties will not petition the United States Patent and Trademark Office to cancel our registration. We may not be able to protect these trademarks. If our competitors or others adopt product or service names similar to ICC.NET, it may impede our ability to build brand identity and customer loyalty. We may need to file lawsuits to defend the validity of our intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation is expensive and time-consuming and could divert management's attention away from running our business.

      The validity, enforceability and scope of protection of some types of proprietary rights in Internet-related businesses are uncertain and still evolving. If unauthorized third parties try to copy our service or our business model or use our confidential information to develop competing services, we may lose customers and our business could suffer. We may not be able to effectively police unauthorized use of our technology because policing is difficult and expensive. In particular, the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may not adequately protect our intellectual property.

      Intellectual property infringement claims against us could harm our business. Our business activities and our ICC.NET service may infringe upon the proprietary rights of others and other parties may assert infringement claims against us. Any such claims and any resulting litigation could subject us to significant liability for damages and could result in invalidation of our proprietary rights. We could be required to enter into costly and burdensome royalty and licensing agreements, which may not be available on terms acceptable to us, or may not be available at all.

      We may suffer systems failures and business interruptions which would harm our business. Our success depends in part on the efficient and uninterrupted operation of our service that is required to accommodate a high volume of traffic. Almost all of our network operating systems are located at a single leased facility in New York, New York. Our systems are vulnerable to events such as damage from fire, power loss, telecommunications failures, break-ins and earthquakes. This could lead to interruptions or delays in our service, loss of data or the inability to accept, transmit and confirm customer documents and data. Our business may suffer if our service is interrupted. Although we have implemented network security measures, our servers may be vulnerable to computer viruses, electronic break-ins, attempts by third parties deliberately to exceed the capacity of our systems and similar disruptions.

Risks Relating to the Internet and Online Commerce Aspects of Our Business

      If Internet usage does not continue to grow or its infrastructure fails, our business will suffer. If the Internet does not gain increased acceptance for business-to-business electronic commerce, our business will not grow or become profitable. We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop. The Internet infrastructure may not support the demands that growth may place on it and the performance and reliability of the Internet may decline.

      Privacy concerns may prevent customers from using our services. Concerns about the security of online transactions and the privacy of users may inhibit the growth of the Internet as a means of delivering business documents and data. We may need to incur significant expenses and use significant resources to protect against the threat of security breaches or to alleviate problems caused by security breaches. We rely upon encryption and authentication technology to provide secure transmission of confidential information. If our security measures do not prevent security breaches, we could suffer operating losses, damage to our reputation, litigation and possible liability. Advances in computer capabilities, new discoveries in the field of cryptography or other developments that render current encryption technology outdated may result in a breach of our encryption and authentication technology and could enable an outside party to steal proprietary information or interrupt our operations.

      Failure of our third-party providers to provide adequate Internet and telecommunications service could result in significant losses of revenue. Our operations depend upon third parties for Internet access and telecommunications service. Frequent or prolonged interruptions of these services could result in significant losses of revenues. Each of them has experienced outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our on-line architecture. These types of occurrences could also cause users to perceive our services as not functioning properly and therefore cause them to use other methods to deliver and receive information. We have limited control over these third parties and cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms or that the quality of services that they provide will remain at the levels needed to enable us to conduct our business effectively.

      Government regulation and legal uncertainties relating to the Internet could harm our business. Changes in the regulatory environment in the United States and other countries could decrease our revenues and increase our costs. The Internet is largely unregulated and the laws governing the Internet remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, because of increasing popularity and use of the Internet, any number of laws and regulations may be adopted in the United States and other countries relating to the Internet or other online services covering issues such as:

      o     user privacy;
      o     security;
      o     pricing and taxation;
      o     content; and
      o     distribution.

      Costs of transmitting documents and data could increase, which would harm our business and operating results. The cost of transmitting documents and data over the Internet could increase. We may not be able to increase our prices to cover these rising costs. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. Also, foreign and state laws and regulations relating to the provision of services over the Internet are still developing. If individual states or foreign countries impose taxes or laws that negatively impact services provided over the Internet, our cost of providing our ICC.NET and other services may increase.

Risks Relating to this Offering

      Shares eligible for future sale by our existing stockholders may adversely affect our stock price and may render it difficult to sell class A common stock. The average weekly trading volume of our class A common stock on The Nasdaq SmallCap Market was, approximately, 116,500 shares during the quarter ended June 30, 1999, 75,800 shares during the quarter ended September 30, 1999, 576,600 shares during the quarter ended December 31, 1999, 1,127,400 shares during the quarter ended March 31, 2000, 809,100 shares during the quarter ended June 30, 2000 and 270,400 shares for the period from July 1, 2000 to September 1, 2000. On October 18, 1999, our registration statement on form S-3 became effective. This registration statement covers the sale of up to 5,476,280 shares of class A common stock by holders of our class A common stock and holders of our series A preferred stock, class B common stock and warrants that may be converted into or exchanged for class A common stock, of which 967,199 shares have not been sold as of the date of this prospectus. On March 1, 2000, another registration statement on form S-3 became effective. This registration statement covers the sale of up to 955,289 shares of class A common stock by holders of our class A common stock and by holders of our series A preferred stock and warrants that may be converted into or exchanged for class A common stock, of which 438,865 shares have not been sold as of the date of this prospectus. The market price of our class A common stock could be materially and adversely affected by sales of even a small percentage of these shares or the perception that these sales could occur.

      Our stock price may be extremely volatile and this volatility could affect your ability to sell your shares of class A common stock at a favorable price. From January 1, 2000 through September 11, 2000, the price of our class A common stock has fluctuated from a low of $8.25 to a high of $96.00. The market price of our class A common stock is likely to fluctuate substantially in the future. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If we were subject to a securities class action lawsuit, it could result in substantial costs and a significant diversion of resources, including management time and attention.

      The market for our class A common stock may be illiquid, which would restrict your ability to sell your shares of class A common stock. Our class A common stock is currently trading on The Nasdaq SmallCap Market. A purchaser of the shares of class A common stock covered by this prospectus may not be able to find a buyer for the portion of the shares of class A common stock the purchaser wishes to sell at an acceptable price. It is possible that the trading market for the class A common stock in the future will be thin and illiquid, which could result in increased volatility in the trading prices for our class A common stock. The price at which our class A common stock will trade in the future cannot be predicted and will be determined by the market. The price may be influenced by investors' perceptions of our business, financial condition and prospects, the use of the Internet for business purposes and general economic and market conditions.

      If we lose our $20 million net operating loss carryforward, our financial results will suffer. Section 382 of the Internal Revenue Code contains rules designed to discourage persons from buying and selling the net operating losses of companies. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5% or more of the common stock of a company or any change in ownership arising from a new issuance of stock by a company. In general, the rules limit the ability of a company to utilize net operating losses after a change of ownership of more than 50% of its class A common stock over a three-year period. Purchases of our class A common stock in amounts greater than specified levels could inadvertently create a limitation on our ability to utilize our net operating losses for tax purposes in the future. We are currently subject to a limitation on the utilization of our net operating loss carryforward and we may suffer further limitation as a result of sales of class A common stock covered by this prospectus.

      Our board of directors can issue preferred stock with rights adverse to the holders of class A common stock. Our board of directors is authorized, without further stockholder approval, to determine the provisions of and to issue up to 4,979,825 shares of preferred stock. Issuance of preferred shares with rights to dividends and other distributions, voting rights or other rights superior to the class A common stock could be adverse to the holders of class A common stock.

      We may have to spend significant resources indemnifying our officers and directors or paying for damages caused by their conduct. The Delaware General Corporation Law provides for broad indemnification by corporations of their officers and directors and permits a corporation to exculpate its directors from liability for their actions. Our bylaws and certificate of incorporation implement this indemnification and exculpation to the fullest extent permitted under this law as it currently exists or as it may be amended in the future. Consequently, subject to this law and to some limited exceptions in our certificate of incorporation, none of our directors will be liable to us or to our stockholders for monetary damages resulting from conduct as a director.

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Specifically, all statements other than statements of historical facts included in this prospectus, or incorporated by reference in this prospectus, regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. When used in this prospectus, including the information incorporated by reference, the words anticipate, believe, estimate, expect, may, will, continue, intend and plan and words or phrases of similar import, as they relate to our financial position, business strategy and plans, or objectives of management, are intended to identify forward-looking statements. These cautionary statements reflect our current view regarding future events and are subject to risks, uncertainties and assumptions related to various factors which include but may not be limited to those listed under the heading Risk Factors starting on page 6 and other cautionary statements in this prospectus and in the information incorporated in this prospectus by reference.

      Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended or planned. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.


                                 USE OF PROCEEDS

      The selling stockholders are selling all the shares of class A common stock covered by this prospectus for their own account. We will not receive any proceeds from the sale of these shares of class A common stock.

                                    BUSINESS

                          Internet Commerce Corporation

Industry Background

      We believe that although the Internet has become an important new sales channel, its real value will be in achieving business efficiencies and cost savings by expanding global business-to-business interconnectedness.

      We believe that in an increasingly global economy, improvements in speed and efficiency in the supply chain between businesses are important and improvements in the capacity of a business to buy and sell goods and services or raw materials within its business community becomes an important factor in its ability to compete. Thus, for example, in a just-in-time economy, timeliness, and not price, may be the most important component in creating competitive advantage.

      The speed and efficiency of the supply chain are hindered by incompatibilities in technologies and methodologies used to communicate business information among trading communities, which slow down the flow of information and create bottlenecks. These incompatibilities stem from the diversity of trading partners, which may range from members of the Fortune 1000 to sole proprietors providing niche products. Trading partners may therefore have different communications capabilities and requirements. Some trading partners may rely on paper or fax to communicate, others exchange data in proprietary file formats through direct dial-up connections or over the Internet, while the largest trading partners use electronic methods such as electronic data interchange, or EDI, over value added networks, or VANs.

The ICC.NET Solution

      We believe that our ICC.NET service provides a solution to the communication difficulties caused by the differences in data formats, networks and communications methods used by the members of trading communities, and thus bridges the incompatibility gap and enables seamless electronic business communication. Our ICC.NET service can translate incompatible files into a format any user is capable of receiving and uses the Internet to transmit the data file by EDI, fax or other format. We believe that users of our ICC.NET service can thus improve their productivity and reduce their costs by enabling electronic business-to-business transactions between parties with different systems.

      We believe that our ICC.NET service improves the basic infrastructure of business-to-business electronic communications by providing intelligent messaging and routing using the Internet, which, we believe, improves the security, reliability, ease of use and acceptability of using the Internet for business-to-business electronic commerce. Our ICC.NET service performs these functions without requiring that the user purchase any software and at prices that are, we believe, less than half of the prices currently charged by traditional VANs.

      We designed our ICC.NET service to avoid what we believe are inefficiencies in traditional VAN services, software products and phone and manual fax processes, which we believe are more expensive, slower and more difficult to use than our ICC.NET service. Our ICC.NET service incorporates proprietary technology and is immediately accessible using a standard Internet connection and a web browser.

      Our ICC.NET service uses the Internet to deliver a higher level of service and more features than traditional VANs:

      o Documents are delivered up to 100 times faster, depending upon the speed of the customer's Internet connections;
      o Our customers may more effectively track, monitor and process business documents and other data files using our real-time document management browser screen displays;
      o Our ICC.NET service allows us to consistently provide confirmed delivery of documents and other data files;
      o Documents can be delivered either in real-time or retrieved when convenient for the customer. Real-time delivery reduces the potential for document corruption, bottlenecks and other problems associated with batch delivery modes, which are traditionally store-and-forward and in some cases can take several hours to be delivered;
      o Our ICC.NET service can handle transmissions of data other than standard business documents, such as images, engineering drawings, architectural blueprints, audio and some types of video; and
      o     Our customers enjoy flexibility in creating different document types and formats for various business applications. For example, our customers can add their business logo to their documents and can use their own format for each document type.

      In addition, we believe our ICC.NET service offers advantages over e-mail and other Internet-based electronic commerce systems, such as a full range of VAN services, translation of a wide variety of data into customer-specified formats, management of business documents or data files of virtually any size and of a wide variety, including purchase orders, invoices, statements, inventory tracking and shipping documents, images, engineering drawings, architectural blueprints, audio and some types of video. Our ICC.NET service also provides a complete audit trail of content delivery and customer selection from a variety of security methods.

      We believe that ICC.NET is one of the only Internet-based data transmission services that is approved to interconnect with the fifteen largest traditional VANs, which we believe currently provide EDI services for 90% of companies capable of using EDI. As a result, we can handle EDI traffic between our customers and any of their trading partners that choose to continue to use a traditional VAN and between a customer that uses a traditional VAN and its trading partners that do not. This provides our customers with the possibility of maximum penetration into their trading partner community.

EDI for web-based retailers. We provide an electronic document and data file delivery link between web-based retailers and their vendors. We believe that many larger vendors require that product orders and other documents be transmitted using EDI. Web retailers can use our ICC.NET service to comply with this requirement and thus can reduce their costs and improve their ability to locate, order, track and deliver products. Our ICC.NET service can process purchase orders, invoices, order status reports and other files transmitted between web-based shopping portals of electronic retailers and their vendors, distributors, and manufacturers and can also manage critical logistics delivery files. Due to the special requirements and rapid growth of these new web-based retail companies, we have a dedicated web retailer sales and support team that offers the retail companies the option to outsource to us all of their electronic document and data file delivery requirements.

EDI to fax service. Traditional EDI users convert electronic documents into a faxable format and fax the documents manually to their trading partners that can not receive documents transmitted electronically in EDI. Our ICC.NET fax service allows our customers to send a document electronically, which we will then electronically convert and fax to any of our customer's trading partners that cannot receive electronically transmitted documents and specify that they want to receive the document by fax. We believe that our ICC.NET fax service will result in lower fax costs for our customers as well as reduced human involvement in the document delivery process and fewer errors. Recently, several other VANs began offering similar EDI-fax services; however, we believe that these services cost 3 to 5 times more per page and are currently only offered domestically. Our customers currently send documents using our ICC.NET fax service to approximately 700 trading partners.

Large-scale electronic document management and delivery. Our ICC.NET service can transmit large-scale non-EDI electronic documents and other large files, which may include catalogs, engineering drawings, graphics and some types of video. Our ICC.NET service allows customers to manage and distribute these large files in real-time and provides archiving, security, authentication and audit services. Our ICC.NET service will support both a publish/subscribe configuration, in which a customer can publish any number of files for subscribers authorized by the customer to view and/or download, and a point-to-point-delivery configuration that operates like our ICC.NET service.

Business Strategy

      We believe that our ICC.NET service provides a platform with many applications that will allow our customers to fulfill a substantial portion of their electronic document and data delivery requirements with significantly less administrative effort and cost. We believe that our ICC.NET service will allow our customers to send us the majority of their important documents and data files which we will then be able to transmit to each of the intended recipients in any form requested by the recipient. Our customers will thus be able to integrate a substantial portion of their document and data file delivery methods into a single, seamless process.

      A large company that uses EDI to communicate with its vendors is referred to as a hub; its trading partners, vendors or customers, are referred to as spokes. We intend to continue to market ICC.NET as a one-stop electronic document and data delivery service to the 2,500 largest hub companies in the United States. Due to the cost to the spoke companies of implementing EDI and using VANs and other electronic document delivery methods, large hub companies are currently connected electronically to only a small percentage of their potential spoke companies.

      Our current customers conduct their business internationally, and we intend to service these customers and pursue new international customers by expanding our marketing and operation to Europe and other places outside the United States.

      We believe that a significant number of these hub companies intend to expand the use of electronic commerce to more of their spoke companies. Small spoke companies using our ICC.NET service require only an Internet connection or a web browser to receive and transmit documents electronically and, we believe, will also be able to receive electronic documents using our ICC.NET fax service. As a result, large hub companies may now be able to request or encourage electronic commerce with their small hub companies. In turn, many of these spoke companies may become the hub companies for their suppliers, which should further broaden the reach of our ICC.NET service.

      We intend to encourage the use of our ICC.NET service through exceptional customer service. We currently offer technical support to our customers twenty-four hours a day, seven days a week. Due to the multiple redundancies of all of our systems and the stability of the Securities Industry Automation Corporation, or SIAC, which is the location of our data center, our ICC.NET service has been fully operational more than 99% of the time. SIAC runs all computing operations for the New York Stock Exchange and the American Stock Exchange.

      We intend to seek acquisitions of services, products or companies, joint ventures or other arrangements which complement or expand our business. However, we cannot assure you that we will be able to identify appropriate acquisition candidates in the future or that we will be able to successfully negotiate and finance the acquisition if an acquisition candidate is identified. If we make other types of acquisitions, it will be necessary to assimilate the acquired services, technologies or customers into our operations. If we consummate one or more significant acquisitions through the issuance of shares of class A common stock, you could suffer significant dilution of your ownership interests in ICC. Finally, expanding our business through acquisitions may expose us to new and different competitors, which will likely have greater financial and other resources than we do. See "Recent Developments" on page 5 of this prospectus.

      We expect to experience seasonality in our business that reflects the seasonality of the businesses of our customers. We believe that period-to-period comparisons of our operating results may not be meaningful and that our operating results for any particular period will not necessarily be a good indicator of our future performance.

Year 2000 Compliance

      We implemented and completed a Year 2000 program designed to address the Year 2000 issue. We have experienced no significant disruptions in our information technology and non-information technology systems and we believe those systems successfully responded to the

Year 2000 date change. In addition, we have not experienced any adverse effects with any of our third party vendors, suppliers or customers. While we are not aware of, and do not expect that we will experience, any material problems related to this issue, we will continue to monitor our computer applications and those of our suppliers, vendors and customers throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.


                              SELLING STOCKHOLDERS

      On August 3, 2000, we acquired IDC by merger. The selling stockholders received their shares of class A common stock in exchange for their ownership interests in IDC. See "Recent Developments" on page 6 of this prospectus.

      The table below sets forth information, as of September 11, 2000, regarding the beneficial ownership of the shares of class A common stock by the selling stockholders. The information regarding the selling stockholders' beneficial ownership after this offering assumes that all the shares of class A common stock offered by this prospectus are sold. The presentation is based on 6,656,557 shares of our class A common stock outstanding as of September 11, 2000, which includes all of the shares of class A common stock being offered by this prospectus.


--------------------------------------------------------------------------------
                         Number of Shares
                            Of Class A                      Class A Common Stock
                           Common Stock        Number of     Beneficially Owned
                           Beneficially    Shares of Class A   After Offering
                               Owned         Common Stock
  Selling Stockholders    Before Offering       Offered        Number    Percent
--------------------------------------------------------------------------------

Vernon Zander                   **              95,264           **         *
Marilyn Zander                  **              95,264           **         *
Stanley Parkman                 **              20,208           **         *
Bill Loftin                     **              13,647           **         *
Hollis Johnson                  **              10,927           **         *
Byrl Pointer                    **               3,269           **         *

-----------------
*     Less than 1%
**    To be provided by amendment


                              PLAN OF DISTRIBUTION

      ICC is registering the shares of class A common stock on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees and pledgees selling shares of class A common stock received from a named selling stockholder after the date of this prospectus. We anticipate that the selling stockholders may sell all or a portion of the shares of class A common stock offered by this prospectus from time to time on The Nasdaq SmallCap Market, on other securities exchanges or in private transactions, at fixed prices, at market prices prevailing at the time of sale or at prices reasonably related to the market price, at negotiated prices, or by a combination of these methods of sale through:

o ordinary brokerage transactions and transactions in which the broker solicits purchases;

o sales to one or more brokers or dealers as principal, and the resale by those brokers or dealers for their account, including resales to other brokers and dealers;

o block trades in which a broker or dealer will attempt to sell the shares of class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; or

o     privately negotiated transactions with purchasers.

      We are not aware as of the date of this prospectus of any agreements between the selling stockholders and any broker-dealers regarding the sale of the shares of class A common stock offered by this prospectus, although we have made no inquiry in that regard. In connection with distributions of the shares of class A common stock, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions:

o broker-dealers may engage in short sales of the shares of class A common stock covered by this prospectus in the course of hedging the positions they assume with selling stockholders;

o the selling stockholders may sell shares of class A common stock short and deliver the shares of class A common stock offered by this prospectus to close out their short positions;

o the selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares of class A common stock offered by this prospectus, which the broker-dealer may resell according to this prospectus; and

o the selling stockholders may pledge the shares of class A common stock offered by this prospectus to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares of class A common stock according to this prospectus.

      The selling stockholders and any broker, dealer or other agent executing sell orders on behalf of the selling stockholders may be considered to be underwriters within the meaning of the Securities Act. If so, commissions received by any of these brokers, dealers or agents and profit on any resale of the shares of class A common stock may be considered to be underwriting commissions under the Securities Act. These commissions received by a broker, dealer or agent may be in excess of customary compensation.

      All costs, fees and expenses of registration incurred in connection with the offering will be borne by us. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

      The selling stockholders also may resell all or a portion of the shares of class A common stock offered by this prospectus in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that Rule.

      We have notified the selling stockholders that they will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including, among others, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of any of the shares of class A common stock by the selling stockholders. Rule 102 under Regulation M provides, with some exceptions, that it is unlawful for the selling stockholders or their affiliated purchasers to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling stockholders or affiliated purchasers have a beneficial interest, any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of the shares of class A common stock. To the extent required by law, we may require the selling stockholders, and their brokers if applicable, to provide a letter that acknowledges compliance with Regulation M under the Exchange Act before authorizing the transfer of the selling stockholders' shares of class A common stock.

                            DESCRIPTION OF SECURITIES

      The following summary description of the material terms of our capital stock and warrants is not intended to be complete. Since the terms of our capital stock must comply with the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement, and the Delaware General Corporation Law, you should read our certificate of incorporation and bylaws very carefully. The relevant provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law are discussed under the heading Delaware Law and Certificate of Incorporation and Bylaw Provisions on page 26 of this prospectus.

      We have the authority to issue up to 40,000,000 shares of class A common stock, 2,000,000 shares of class B common stock, 2,000,000 shares of class E-1 common stock, 2,000,000 shares of class E-2 common stock and 5,000,000 shares of preferred stock, which includes 10,000 shares of series A preferred stock, 175 shares of series S preferred stock and 10,000 shares of series C preferred stock.

Common Stock

Class A common stock

      As of September 11, 2000, there were 6,608,839 shares of class A common stock outstanding, held of record by approximately 155 stockholders. Class A common stock is currently traded on The Nasdaq SmallCap Market under the symbol ICCSA.

      Holders of class A common stock are entitled to one vote per share on all matters to be voted on by our common stockholders. Subject to the preferences of the preferred stock, the holders of class A common stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors, provided that if any distributions are made to the holders of class A common stock, identical per-share distributions must be made to the holders of the class B common stock, even if the distributions are in class A common stock. In the event of a liquidation, dissolution or winding up of ICC, the holders of class A common stock are entitled to share equally with holders of the class B common stock in all assets remaining after liabilities and amounts due to holders of preferred stock have been paid in full or set aside. Class A common stock has no preemptive, redemption or conversion rights. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of series A preferred stock, series S preferred stock, series C preferred stock or any other series of preferred stock that ICC may designate and issue in the future.

Class B common stock

      As of September 11, 2000, there were 2,574 shares of class B common stock outstanding, held of record by four stockholders.

      Class B common stock is convertible into class A common stock on a one-for-one basis both upon request of the holder of the class B common stock or automatically upon transfer of the class B common stock to a stockholder that does not hold any class B common stock before the transfer. Class B common stock is entitled to six votes per share rather than one vote per share, but in all other respects each share of class B common stock is identical to one share of class A common stock.

Preferred Stock

      Our certificate of incorporation authorizes our board of directors, without any approval of our stockholders, to issue up to 5,000,000 shares of preferred stock from time to time and in one or more series and to fix the number of shares of any series and the designation, conversion, dividend and other rights of the series. The board of directors has designated 10,000 shares of preferred stock as series A preferred stock, 175 shares of preferred stock as series S preferred stock and 10,000 shares of preferred stock as series C preferred stock.

      Future issuances of preferred stock may have the effect of delaying or preventing a change in control of ICC. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Series A preferred stock

      As of September 11, 2000, ICC had 568 shares of series A preferred stock outstanding, held by eleven stockholders.

      Series A preferred stock is convertible, at the option of the holder, into class A common stock. Each share of series A preferred stock is convertible into a number of shares of class A common stock determined by dividing $1,000 by 75% of the average market price of the class A common stock for the ten trading days before the conversion date. However,

      o if 75% of the average market price is less than $3 per share, the series A preferred stock provides that 75% of the average market price will be considered to be $3 per share, which results in a maximum of 333 shares which may be issued upon conversion of one share of series A preferred stock; and

      o if 75% of the average market price is greater than $5 per share, the series A preferred stock provides that 75% of the average market price will be considered to be $5 per share, which results in a minimum of 200 shares which may be issued upon conversion of one share of series A preferred stock.

If all of the series A preferred stock were converted on January 31, 2000, a maximum of 561,000 shares of class A common stock would be issued in this conversion. The minimum and maximum conversion rates apply even if at the time of conversion the class A common stock is not traded on The Nasdaq SmallCap Market. No fewer than 25 shares may be converted at one time unless the holder then holds fewer than 25 shares and converts all of the holder's shares at that time.

      Series A preferred stock is redeemable, in whole or in part, by ICC, commencing on the third anniversary of the date of issuance. The redemption price for each share of series A preferred stock is $1,000 plus unpaid dividends. Notice of redemption must be given 30 days before the redemption date.

      Subject to the rights of stockholders holding any series of ICC preferred stock that is senior to the series A preferred stock, upon a liquidation, dissolution or winding up of ICC, the holders of series A preferred stock are entitled to receive an amount equal to $1,000 per share of series A preferred stock before any distribution is made to holders of common stock.

      The holders of the outstanding shares of series A preferred stock are entitled to a 4% annual dividend payable in cash or in shares of class A common stock, at the option of ICC. These dividends are payable on each July 1 commencing on July 1, 1999. ICC elected to issue 14,641 shares of class A common stock in payment of the dividend due on July 1, 1999 and a total of $181,773 in cash in payment of the dividend due on July 1, 2000.

      Series A preferred stock has no voting rights except as expressly required by law.

Series S preferred stock

      As of July 1, 1999, ICC had no outstanding shares of series S preferred stock. ICC does not intend to issue any shares of series S preferred stock in the future.

Series C preferred stock

      As of September 11, 2000, ICC had 10,000 shares of series C preferred stock outstanding, held by one stockholder.

      Series C preferred stock is convertible, at the option of the holder, into class A common stock. Each share of series C preferred stock is convertible into a number of shares of class A common stock determined by dividing $1,000 by the conversion price at the date of conversion. The initial conversion price for the series C preferred stock is $22.34 per share, which is subject to adjustment in the case of a reclassification, subdivision or combination of ICC's common stock and upon a consolidation, merger or sale of substantially all of the assets of ICC.

      Series C preferred stock is redeemable, in whole or in part, by ICC, commencing on the fifth anniversary of the date of issuance. The redemption price for each share of series C preferred stock is $1,000 plus unpaid dividends. Notice of redemption must be given not less than fifteen days nor more than 45 days before the redemption date.

      Upon a liquidation, dissolution or winding up of ICC, the holders of series C preferred stock are entitled to receive an amount equal to $1,000 per share of series C preferred stock plus unpaid dividends before any distribution is made to holders of series A preferred stock or common stock.

      The holders of the outstanding shares of series C preferred stock are entitled to a 4% annual dividend payable in cash or in shares of class A common stock, at the option of ICC. These dividends are payable on each January 1, commencing on January 1, 2001.

      Each share of series C preferred stock is entitled to a number of votes equal to the number of whole shares of common stock into which each share of series C preferred is convertible as of the record date for the determination of stockholders entitled to vote on any matter submitted to stockholders.

Warrants

      As of June 30, 1999, there were 1,184,715 class A warrants outstanding and 950,490 class B warrants outstanding. On June 30, 1999, we commenced an offer to exchange one share of class A common stock for each 8 outstanding class A warrants and one share of class A common stock for each 16 outstanding class B warrants. The exchange offer was completed on July 30, 1999 and, as a result, ICC issued a total of 148,651 shares of class A common stock in exchange for 868,500 class A warrants and 639,002 class B warrants.

      As of September 11, 2000, there were 234,140 class A warrants outstanding. Each class A warrant entitles the holder upon exercise to purchase one class B warrant, which is described below, and one share of class A common stock. Each class A warrant is exercisable for $23.20 and expires in February 2002.

      As of September 11, 2000, there were 263,835 class B warrants outstanding. Each class B warrant entitles the holder upon exercise to purchase one share of class A common stock. Each class B warrant is exercisable for $31.22 and expires in February 2002.

      The class A and class B warrants are traded in the over-the-counter market on the OTC Bulletin Board. The number of class A and class B warrants and the exercise prices of the class A and class B warrants are subject to adjustment in the event of any subdivision or combination of the outstanding class A common stock, any stock dividend payable in shares of class A common stock paid to holders of class A common stock, or any sale of any shares of class A common stock, or of any rights, warrants, options or securities convertible into or exercisable for class A common stock, for consideration valued at less than the market price of the class A common stock at that time.

      The class A and class B warrants are subject to redemption by ICC, at $0.25 per class A or class B warrant, on not less than 30 days notice in the event that the average closing bid price for the class A common stock, if the class A common stock is then traded on The Nasdaq SmallCap Market, or the last reported sales price, if the class A common stock is then traded on a national securities exchange, exceeds $44.50 in the case of the redemption of the class A warrants and $61.25 in the case of the redemption of the class B warrants, for the thirty consecutive business days ending within 15 days of the date of the notice of redemption. All warrants of a class must be redeemed if any of that class are redeemed. The date set for redemption of the class B warrants may not be earlier than 31 days after the date set for redemption of the class A warrants. The rights of holders of class A and class B warrants to exercise the warrants terminate at 5:00 p.m., New York time, on the business day immediately preceding the date set for redemption.

      In connection with our initial public offering, unit purchase options were issued to D.H. Blair and its designees to purchase 31,000 units for $33.75 per unit. Upon exercise of these options, the holders are entitled to receive one share of class A common stock, one class A warrant and one class B warrant. In connection with our 1997 private placement, unit purchase options were issued to D.H. Blair and its designees to purchase 112,229 of the same units for $15.75 per unit. The unit purchase options issued in connection with our 1997 private placement are subject to an anti-dilution adjustment as a result of the private placement of series A preferred stock and this adjustment would be substantial. On June 30, 1999, D.H. Blair and its designees exchanged all of these unit purchase options for a total of 105,000 shares of class A common stock.

      Investors in our 1998 bridge financing purchased 10% notes with warrants attached. For each $1 of notes, a purchaser was entitled to 0.3 warrants and we issued a total of 778,500 warrants in this transaction. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50. These warrants expire between December 2001 and July 2002.

      Three finders introduced us to investors in our 1998 bridge financing and have received a total of 66,600 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50. These warrants expire between July 2001 and January 2002.

      Several NASD registered broker/dealers provided services in connection with our April 1999 private placement of series A preferred stock and are entitled to receive a total of 173,250 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $5.00 and expires in April 2002.

      The warrants issued in our 1998 bridge financing to investors and finders are redeemable by ICC for $2.50 per warrant within 10 days of mailing an acceleration notice at any time after one year from issuance if the bid price of the class A common stock exceeds $7.50 subject to adjustment for stock splits, dividends or combinations for 10 consecutive trading days.

      The number and exercise price of the warrants issued to financial advisors in connection with our 1998 bridge financing and our April 1999 private placement are subject to adjustment in the event of any stock dividend payable in shares of class A common stock paid to holders of class A common stock or any subdivision or combination of the outstanding class A common stock.

      In connection with our strategic global alliance with Cable & Wireless, we issued to Cable & Wireless 400,000 warrants to purchase shares of our class A common stock. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $22.21 per share and expires in January 2005. The number and exercise price of these warrants are subject to adjustment in the event of any stock dividend payable in shares of class A common stock paid to holders of class A common stock or any subdivision or combination of the outstanding class A common stock.

Delaware Law and Certificate of Incorporation and Bylaw Provisions

      The following is a summary description of material provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws. For further information you should refer to our certificate of incorporation and bylaws.

      We must comply with the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

      There are provisions in our certificate of incorporation, our bylaws and Delaware law that make it more difficult for a third party to obtain control of ICC, even if doing so would be beneficial to our stockholders. This could depress our stock price. However, these provisions enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of ICC and its stockholders. These provisions also are designed to reduce the vulnerability of ICC to an unsolicited proposal for a takeover of ICC that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of ICC. The provisions are also intended to discourage some tactics that may be used in proxy fights.

Classified Board of Directors

      Our board of directors is divided into three classes of directors. The classes are as nearly equal in number as possible and serve staggered three-year terms. One class of directors is elected each year to serve a three-year term. The classified board provision will help to assure the continuity and stability of the board of directors and the business strategies and policies of ICC as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer for our shares or attempting to obtain control of ICC. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Indemnification

      We have included in our certificate of incorporation and bylaws provisions to (1) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (2) indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is discretionary.

      We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

      The transfer agent and registrar for our class A common stock is American Stock Transfer and Trust Company.


                                  LEGAL MATTERS

      The legality of the shares of class A common stock being offered by this prospectus will be passed upon by Kramer Levin Naftalis & Frankel LLP, New York, New York.


                                     EXPERTS

      Richard A. Eisner & Company, LLP, independent auditors, have audited our financial statements as of July 31, 1999, as stated in their report, included in our annual report on Form 10-KSB for the year ended July 31, 1999 which is incorporated in this prospectus by reference.

The financial statements of Research Triangle Commerce, Inc. for the two years ended December 31, 1999, incorporated in this Registration Statement on Form S-3 by reference to the Internet Commerce Corporation's Current Report on Form 8-K dated September 7, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Intercoastal Data Corporation for the two years ended January 31, 2000 and the three months ended April 30, 2000 and April 30, 1999, incorporated in this Registration Statement on Form S-3 by reference to the Internet Commerce Corporation's Current Report on Form 8-K dated August 11, 2000, have been so incorporated in reliance on the report of Habif, Arogeti & Wynne, LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

Our financial statements are incorporated by reference in reliance on Richard A. Eisner & Company, LLP's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

o Government Filings. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

      We have filed with the SEC a registration statement on form S-3 to register the shares of class A common stock to be offered. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information included in the registration statement. For further information about us and our class A common stock, you should refer to that registration statement and to the exhibits and schedules filed as part of that registration statement, as well as the documents we have incorporated by reference which are discussed below. You can review and copy the registration statement, its exhibits and schedules, as well as the documents we have incorporated by reference, at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, are also available on the SEC's web site, given above.

o Stock Market. Shares of our class A common stock are traded on The Nasdaq SmallCap Market.

o Information Incorporated by Reference. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

      o Our proxy statement for the annual meeting of stockholders for the year ended July 31, 1999;

      o Our proxy statement for a special meeting of stockholders initially filed on August 11, 2000;

      o     Our annual report on form 10-KSB for the year ended July 31, 1999;

      o Our quarterly reports on form 10-QSB for the quarters ended October 31, 1999, January 31, 2000 and April 30, 2000;

      o Our current reports on form 8-K dated December 1, 1999, December 13, 1999, February 15, 2000, March 28, 2000, April 26, 2000, May 4,
            2000, May 18, 2000, June 15, 2000, August 11, 2000, September 7,
            2000 and September 11, 2000;

      o     Our amended  current report on form 8-K/A dated February 15, 2000;
            and

      o The description of our class A common stock contained in our Rule 424 prospectus filed with the SEC on June 18, 1995, including any amendments or reports filed for the purpose of updating the description. See also Description of Securities on pages 21 to 27 of this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

      Internet Commerce Corporation
      805 Third Avenue
      New York, New York  10022
      (212) 271-7640
      Attn:  Victor Bjorge

      We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We have not authorized anyone to provide you with, and you should not rely on, information other than that which is in this prospectus, any prospectus supplement or which is incorporated in this prospectus by reference.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated expenses in connection with the distribution of the securities covered by this Registration Statement. All of the expenses will be borne by ICC except as otherwise indicated.

      SEC Registration Fee (actual)....................................$  948.71
      Nasdaq SmallCap Market listing fee (actual)......................$2,385.79
      Blue Sky fees and expenses.......................................$     500
      Printing and engraving fees and expenses.........................$   3,000
      Legal fees and expenses..........................................$   5,000
      Accounting fees and expenses.....................................$     500
      Miscellaneous....................................................$  665.50
      Total............................................................$  13,000


Item 15.    Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware, referred to as the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative, other than action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of the action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statue provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise. Section 145 thus makes provision for indemnification in terms sufficiently broad to cover officers and directors, under certain circumstances, for liabilities arising under the Securities Act of 1933, as it may be amended from time to time.

      Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

      Article VII of our by-laws and Article Seventh of our Amended and Restated Certificate of Incorporation, as further amended, both provide that we shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, each person that Section 145 grants us power to indemnify. Article VIII of our by-laws and Article Seventh of our Amended and Restated Certificate of Incorporation, as further amended, both provide that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the DGCL or (4) a transaction from which the director derived an improper personal benefit, and that it is the intention of the foregoing provisions to eliminate the liability of our directors to ICC or our stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the securities and exchange commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by ICC of expenses incurred or paid by a director, officer or controlling person of ICC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by ICC is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.    Exhibits.

      The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated in this registration statement by reference to a prior filing of ICC under the Securities Act or the Exchange Act as indicated in parenthesis:

Exhibit
Number            Description
------            -----------

2.1               Agreement and Plan of Merger among ICC, ICC Acquisition
                  Corporation, Inc., a wholly-owned subsidiary of ICC, Research
                  Triangle Commerce, Inc., or RTCI, and the selling shareholders of RTCI (13)
2.2               Agreement and Plan of Merger among ICC, IDC, and the
                  selling shareholders of IDC (14)
3(i).1            Amended and Restated Certificate of Incorporation (1)
3(i).2            Certificate of Merger merging Infosafe Systems, Inc. and
                  Internet Commerce Corporation (1)
3(i).3            Certificate of Amendment to the Amended and Restated Articles
                  of Incorporation (2)
3(i).4            Certificate of Designations -- Series A Convertible Redeemable
                  Preferred Stock (1)

3(i).5            Certificate of Designations -- Series S Preferred Stock (1)
3(i).6            Certificate of Designations -- Series C Preferred Stock (10)
4.1               Specimen Certificate for Class A Common Stock (3)
4.2               Form of Revised Subscription Agreement, dated March 31,
                  1999, relating to the shares of Series A Convertible
                  Redeemable Preferred Stock sold in the 1999 private placement
                  (1)
4.3               Form of Underwriter's Option (3)
4.4               Form of Warrant Agreement (3)
4.5               Escrow agreement, as amended (3)
4.6               Form of warrant expiring February 18, 2002 (3)
4.7               Warrant Agreement, dated February 10, 1997, by and among
                  ICC, American Stock Transfer and Trust Company as warrant agent and D.H. Blair Investment Banking Corp. (4)
4.8               Amendment Agreement, dated February 10, 1997, to Warrant
                  Agreement dated January 25, 1995 by and among ICC, American
                  Stock Transfer and Trust Company as warrant agent and D.H.
                  Blair Investment Banking Corp. (4)
4.9               Form of Unit Purchase Option for D.H. Blair Investment
                  Banking Corp. dated February 18, 1997 (4)
4.10              Agreement, dated February 18, 1997, between ICC and D. H.
                  Blair Investment Banking Corp. to extend an agreement dated
                  January 25, 1995 regarding mergers, acquisitions and similar transactions (4)
4.11              Form of Class A Bridge Warrant issued in the 1998 bridge
                  financing (1)
4.12              Warrant Agreement dated January 12, 2000, by and among ICC and Cable and Wireless USA, Inc. (10)
4.13              Master Agreement dated November 23, 1999 by and among ICC and
                  Cable and Wireless PLC Corporation (10)
5.1**             Opinion of Kramer Levin Naftalis & Frankel LLP regarding
                  legality of the shares of class A common stock being registered pursuant to this Registration Statement
9.1               Voting Trust Agreement between the trustees of the voting
                  trust and various stockholders of ICC (3)
9.2               Amendments to the Voting Trust Agreement (1)
10.1              1992 Stock Option Plan (3)
10.2              1994 Stock Option Plan (3)
10.3              Formation and Stock Purchase Agreement, dated as of April
                  16, 1997 among ICC, Michele Golden and Michael Cassidy (5)
10.4              Lease Agreement between 805 Third Ave. Co. as landlord and
                  ICC as tenant relating to the rental of ICC's current principal executive office (6)
10.5              Consulting Agreement, dated as of June 12, 1998, between
                  Summerwind Restructuring, Inc. and ICC (1)
10.6              Lease Agreement, dated as of May 21, 1999, between JB Squared
                  LLC and ICC relating to the rental of approximately 4,000 square feet at the Lakeview Executive Center, 45 Research Way,
                  East Setauket, New York, 11733 (7)
10.7              Employment Agreement for Richard J. Berman dated as of
                  September 15, 1998 (1)

10.8              Employment Agreement for G. Michael Cassidy dated as of
                  April 16, 1997 (1)
10.9              Employment Agreement for Michele Golden dated as of April
                  16, 1997 (1)
10.10             Employment Agreement for Donald R. Gordon dated as of
                  December 18, 1998 (1)
10.11             Employment Agreement for David Hubbard dated as of April
                  16, 1997 (1)
10.12             Employment Agreement for Walter M. Psztur dated as of
                  August 21, 1998 (1)
10.13             Settlement Agreement between ICC, Arthur R. Medici and Dr.
                  Robert H. Nagel (8)
10.14             Revised Settlement Agreement between ICC, Arthur R. Medici and Dr. Robert H. Nagel (8)
10.15             Amendment to the Revised Settlement Agreement between ICC,
                  Arthur R. Medici and Dr. Robert H. Nagel (8)
10.16             Second Amendment to the Revised Settlement Agreement
                  between ICC, Arthur R. Medici and Dr. Robert H. Nagel (8)
10.17             Master Agreement between Cable & Wireless PLC and ICC executed on November 24, 1999 (9)
10.18             Consulting Agreement, dated as of March 15, 2000, between
                  Michele Golden and ICC (11)
10.19             Amended and restated stock option plan (12)
23(ii).1*         Consent of Richard A. Eisner & Company, LLP
23(ii).2*         Consent of PricewaterhouseCoopers LLP
23(ii).3*         Consent of Habif, Arogeti & Wynne, LLP
23(ii).4**        Consent of Kramer Levin Naftalis & Frankel LLP (to be
                  contained in Exhibit 5.1 hereto)
      (b)         Financial Statement Schedules:
                  Not Applicable.

*           Filed herewith
**          To be filed by amendment

(1) Incorporated by reference to the Company's Registration Statement on Form S-3 (File no. 333-80043)
(2) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended July 31, 1998
(3) Incorporated by reference to the Company's Registration Statement on Form SB-2 (File no. 33-83940)
(4) Incorporated by reference to the Company's Report on Form 10-QSB dated January 31, 1997
(5) Incorporated by reference to the Company's Report on Form 10-QSB dated April 30, 1997
(6) Incorporated by reference to the Company's Report on Form 10-QSB dated October 31, 1997
(7) Incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-3 (File no. 333-80043)

(8) Incorporated by reference to the Company's Registration Statement on Form S-3 (File no. 333-91885)
(9) Incorporated by reference to the Company's Current Report on Form 8-K dated December 1, 1999
(10) Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File no. 333-93301)
(11) Incorporated by reference to the Company's Current Report on Form 8-K dated March 28, 2000.
(12) Incorporated by reference to the Company's Proxy Statement for the annual meeting of stockholders for the year ended July 31, 1999.
(13) Incorporated by reference to the Company's Current Report on Form 8-K dated June 15, 2000.
(14) Incorporated by reference to the Company's Current Report on Form 8-K dated August 11, 2000.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of September, 2000.

                              Internet Commerce Corporation


                              by: /s/ Dr. Geoffrey S. Carroll
                                 ----------------------------------------
                                    Dr. Geoffrey S. Carroll
                                    President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


Signature                     Title                         Date
---------                     -----                         ----

/s/ Dr. Geoffrey S. Carroll
-----------------------       President and Chief        September 13, 2000
Dr. Geoffrey S. Carroll       Executive Officer
                              (Principal Executive
                              Officer) Director

/s/ Walter M. Psztur
-----------------------       Chief Financial Officer    September 13, 2000
Walter M. Psztur              (Principal Financial
                              and Accounting Officer)

/s/ Richard J. Berman
-----------------------       Director                   September 13, 2000
Richard J. Berman

/s/ G. Michael Cassidy
-----------------------       Director                   September 13, 2000
G. Michael Cassidy


-----------------------       Director                   September __, 2000
Charles C. Johnston


/s/ Arthur R. Medici
-----------------------       Director                   September 13, 2000
Arthur R. Medici


/s/ James A. Ortenzio
-----------------------       Director                   September 13, 2000
James A. Ortenzio


-----------------------       Director                   September __, 2000
Matthew Wolk